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Milan

Attention:	Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

Re:	The Trade Desk, Inc.
Submission No. 3 of Draft Registration Statement on Form S-1
Confidentially submitted on July 15, 2016
CIK No. 0001671933

Ladies and Gentleman:

On behalf of our client, The Trade Desk, Inc. (the “Company” or “Trade Desk”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 22, 2016 and submitted a revised draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 17, 2016 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on June 30, 2016 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 3, including copies which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.  Except for page numbers appearing in the headings and Staff comments below (which are references to Submission No. 2), all page references herein correspond to the page of Submission No. 3.

July 15, 2016

Summary Consolidated Financial Data, page 10

1.         We note your revised disclosure in response to prior comment 2. Please revise your footnote to also include the pricing required for the automatic conversion as described on page F-26.

Response:        The Company respectfully advises the Staff that there is no longer any pricing requirement with respect to the automatic conversion of the Company’s convertible preferred stock.  In connection with the issuance of the Series C preferred stock in February 2016, the automatic conversion terms were updated to eliminate the pricing requirement of 2.5 times the original issue price of the Series B preferred stock described on page F-26.  The disclosure on page 11 reflects the automatic conversion terms as presently in effect, which are also described on page F-52.  As such, the Company does not believe that any further revision to page 11 is required in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended March 31, 2015 and 2016

Revenue, page 60

2.         You disclose that the increase in revenue for the interim period was primarily due to a 95% increase in gross spend on your platform by your clients. Please revise to further quantify the sources of the material change in revenue in accordance with Item 303(b) of Regulation S-K. In this regard, we note your enhanced discussion of the material change in revenue for the full fiscal year on page 62, including the number of existing clients and new clients. Please refer to our prior comment 13.

Response:        In response to the Staff’s comment, the Company has revised page 60.

Business

Our Clients, page 88

3.         We note your response to prior comment 17 and your new disclosure on page 13 that some holding companies for the advertising agencies may choose to exert control over the individual agencies in the future. Please disclose the identities of the holding companies that individually, or in the aggregate through its subsidiaries or branches, account for 10% or more of your revenue. In your response letter, please provide additional information on your relationship with advertising agencies. For example, tell us how failure to maintain a satisfactory relationship with an agency holding company could affect your relationships with the individual agencies.

Response:        The Company supplementally advises the Staff that, as discussed in response to comment #4 below, the Company does not track Revenue as presented in the Company’s financial statements on a client-by-client basis and believes disclosing concentrations based on gross billings provides a meaningful measure of its concentration and reliance on major

July 15, 2016

customers.

The Company advises the Staff that if all advertising agencies that are affiliated with a holding company were consolidated at the holding company level, the holding companies Omnicom Group Inc. (“OMG”) and WPP plc (“WPP”) would each account for 10% or more of gross billings in the periods presented.

The Company has revised the disclosure on pages 13 and 88 to disclose the names of the holding companies that exceed 10% or more of gross billings during the periods presented.

The Company defines and manages its clients and client relationships at the contract level, which sometimes start at the holding company level and then often extends to separate contracts at the advertising agency level.   The way the Company manages its relationships is based on how the advertising agency is organized.  For example, the Company has a contractual relationship with OMG at the holding company level – more specifically, the Company has a master services agreement with the holding company OMG that OMG’s individual agencies must adopt via an adoption agreement, but the adoption agreements are stand-alone agreements that create contractual relationships between the Company and the individual agencies.

In contrast, the Company does not have any contractual relationship with WPP at the holding company level.  The Company operates its business with WPP under at least 6 separate master services agreements and 14 adoption agreements with 20 different WPP-owned agencies.  These agreements subject the agencies to their own terms, conditions and agency-level billing arrangements, and each agency is responsible for its own actions and inactions, and the Company looks to such individual agency, and not WPP, for payment. Decision makers at the agency level represent the business relationship between the Company and those agencies, without interference or inclusion by WPP.  The ongoing business relationship and all day-to-day interactions and decisions are made at the individual agency level.

The Company believes the likelihood of a holding company like WPP exerting control over its agencies to be remote and contrary to its self-interest as described in the Company’s response letter dated June 17, 2016.  The Company has not seen any indication that WPP or any other similarly-structured holding company would exert control over the Company’s relationship with the individual agencies.  However, by virtue of its legal ownership structure, WPP retains the right to exert control or become involved should it so desire.  The Company’s relationship with WPP at the holding company level consists of occasional professional interactions in the normal course of general business.  There is not a contractual relationship.   It is possible that the Company could fail to maintain a satisfactory professional relationship with WPP, which in turn could impact the Company’s relationships with individual agencies, but the Company believes the likelihood of WPP inserting itself into such a situation to be remote. Because agencies act as agents on behalf of their customers, they are making decisions on a client-by-client basis at the agency level, not the holding company level.

July 15, 2016

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Concentration of Risk

4.         You disclose significance of several clients relative to gross billings. For each client with revenues the accounted for 10 percent or more of revenues, please disclose the total amount of revenues from each such customer for each period presented. Refer to ASC 260-10-50-42.

Response:        In response to the Staff’s comment, the Company supplementally advises the Staff that, as discussed below, it does not separately manage or track revenue on a client-by-client basis.  ASC 280-10-50-42 provides that a public entity provide information about the extent of its reliance on its major clients.  The Company manages and tracks gross billings on a client-by-client basis and believes that its disclosure of clients which exceed 10% or more of gross billings provides useful and relevant information to investors about the Company’s reliance on major clients and the amount of potential credit risk.

While the Company acknowledges that ASC 280-10-50-42 requires disclosure of revenues, as the Company presents revenue on a net basis, the Company believes that the disclosure of revenue with respect to particular clients does not provide more relevant information to investors about the measure of activity, volume of transactions, reliance on specific clients, or provide a measure comparable to concentration of receivables than does the existing disclosure of gross billings.  Because gross billings always represent a larger amount than revenue and the Company is taking the collection risk for the gross billings, the Company believes that disclosing the gross billings amount is a better representative of the risk to an investor.

The Company further supplementally advises the Staff that the revenue presented in the Company’s financial statements represents the aggregate of gross billings to individual clients less the aggregate cost of media and data purchased across clients.  While the Company’s gross billings are based on the cost of media and data purchased from suppliers through the Company’s platform, the amount the Company ultimately pays the suppliers may differ from these amounts. As is common in the Company’s industry, the amounts the Company bills to its clients differs from the amounts invoiced by suppliers due to the different tracking systems and measurement of the cost of impressions used by the Company and those used by suppliers. The Company uses its own platform data to determine the amount to bill its clients consistent with its contractual arrangements with clients, and records the amount due to suppliers based on the supplier’s systems in accordance with its contractual arrangements with suppliers.

The Company’s revenue is also impacted by items that are not client specific, and which are not separately passed onto clients, such as volume discounts or rebates on total aggregate data purchased through the Company’s platform.  As such, the Company does not separately

July 15, 2016

track revenue on a client-by-client basis.   To determine the amount of revenue on a client-by-client basis would require the Company to make judgments and estimates to apply discounts and differences across its client base, which the Company has never done.  The Company does not believe that disclosure of revenue on a client-by-client basis would result in a materially different concentration of clients than the same disclosure for gross billings, although the Company believes that it may reduce the concentration because larger customers would be allocated more of these discounts.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11 – Subsequent Events, page F-55

5.         We note your disclosure regarding option grants from April 26, 2016 thought June 14, 2016. Please tell us fair value of the common stock for each of these grants and factors considered in deriving the valuation, including any events and factors subsequent to the December 31, 2015 valuation.

Response:        We advise the Staff that the fair value of the options granted on April 26, 2016 and May 9, 2016 was determined to be $5.58 per share and the fair value of the options granted on June 14, 2016 was determined to be $5.61 per share; each equal to the exercise price disclosed in the Registration Statement.

The Company has continued to obtain valuations of its common stock at various dates throughout 2016 from an unrelated third-party valuation firm. The Company obtained a valuation of its common stock in late April 2016 (the “April Valuation”) which was used in determining the fair value of common stock options granted on April 26, 2016 and May 9, 2016.  The Company obtained an additional valuation in early June 2016 (the “June Valuation”) which was used in determining the fair value of common stock options granted on June 14, 2016.  Each of these valuations was obtained contemporaneously with the grant of options and included the most current available information about the Company’s historical financial performance and the most current financial forecast available at the time of the preparation of the valuation.  The board of directors also considered a number of factors and available information as to the Company’s results and future outlook at the time of each grant and determined that there had been no significant intervening events or factors that would warrant an increase in fair value of common stock between the issuance of the valuation reports and the date of grant.

There were no changes in valuation methodologies between the April Valuation, June Valuation and the valuation used in determining the fair value of the Company’s common stock used to grant options on February 2, 2016. The valuation used to grant options on February 2, 2016 was as of December 31, 2015 and was completed in late January 2016 (the “January Valuation”).  The Company continued to use the income approach (discounted cash flow method, or “DCF Method”) and market approaches (guideline public company method, or “GPC Method”, and the similar transaction method, or “ST Method”) to determine the Company’s business enterprise value (“BEV”).  The BEV determined by each of these methods closely

July 15, 2016

approximated each other.  The Company also obtained a valuation upon the completion of the Series C financing at the end of February 2016 (“Series C Valuation”). No options were granted based on this valuation.  The Series C Valuation included a Back-Solve method to derive the enterprise value based on the Series C financing.  The common stock value based on this Series C Valuation fell between the common stock value from the January Valuation and the April Valuation.

The intervening events and factors that were considered in the valuations used to establish the fair value of common stock options granted in April, May and June 2016 (or in the second quarter of 2016) that resulted in the significant increase from the January Valuation were as follows:

•     In late February 2016, the Company completed its Series C Preferred Stock round of financing with a global investment management firm.  Wellington Management Company, LLP invested a total of $60 million in the Company, with $54 million of the proceeds utilized to repurchase shares from existing shareholders. The post-money valuation of the Company implied by this round of financing was in excess of $650 million.  The Company believes that this investment further validates the success of the Company and provides financial support to future growth initiatives.

•     The Company experienced significant, unexpected over-performance for the first quarter of 2016 as compared to the forecast that was used in the January Valuation.  Therefore, the Company increased its financial projections that were included in the valuation of the common stock options granted in the second quarter of 2016, including increases in revenue, net income and adjusted earnings before interest taxes, depreciation, amortization, stock-based compensation and the change in fair value of the preferred stock warrant liabilities.

•     In February 2016 after the February 2016 option grant, the Company selected the investment banks to assist in executing the proposed initial public offering for the Company.  At that time, the lead investment bank provided a timeline suggesting an initial public offering in the summer of 2016. No indications of initial public offering pricing were provided by the investment bank. The Company made its initial confidential filing in April 2016 in line with the lead investment bank timeline. The Company’s management is continuing to actively prepare for a public offering of its common stock; however, in June 2016 the anticipated timeline for an initial public offering was revised to late Summer/early fall of 2016 in light of current macroeconomic conditions.

There were no significant intervening events and factors impacting the June Valuation compared to the April Valuation.

In deriving BEV, the Company consistently applied a 50% weight to the DCF Method, a 25% weight to the ST Method, and a 25% weight to the GPC Method for the January Valuation, April Valuation and June Valuation.

The Company advises the Staff that the primary changes in the assumptions applied to its

July 15, 2016

valuations used to establish the fair value of common stock options granted in the second quarter of 2016 as compared to the January Valuation were as follows:

•     In applying the DCF Method in the valuations used to establish the fair value of common stock options granted in the second quarter of 2016, the Company revised upwards its forecasted discounted cash flows from those used in January Valuation to reflect increased financial projections for both revenue and EBITDA, based on the strong over performance in the first quarter of 2016 discussed above.

•     In applying the ST Method, there was an increase in the Company’s selected trailing 12-month (“TTM”) revenue multiple from 4.0x used in the January Valuation to 6.0x for both the April Valuation and June Valuation. The increase in TTM revenue multiples is supported by strong actual performance in the first quarter of 2016, surpassing budget expectation in the first quarter of 2016 relative to projections, and increased expectations for future performance.

•     In applying the GPC Method, there was an increase to the Company’s selected TTM revenue multiples from 3.5x used in the January Valuation to 4.3x for both the April Valuation and June Valuation, and selected forward revenue multiples from 2.3x used in the January Valuation to 3.1x for both the April Valuation and June Valuation. The increase in TTM revenue multiples is supported by the Company’s strong performance in the first quarter of 2016 described above and the increased expectations for future performance (i.e., the increase in the management’s financial projections described above).

These factors drove an increase in BEV between the January Valuation and June Valuation of approximately 60%.  In deriving the common stock value from the derived BEV, there was an approximate 3% decrease in the discount for lack of marketability between the January Valuation and the April Valuation and June Valuation reflecting changes in both the volatility assumption and the expected holding period for the investment.

The overall weighted-average time to an exit event assumption (considering potential early IPO, late IPO, sale and staying private scenarios) was 1.23 years for the January Valuation, 0.65 years for the April Valuation, and 0.63 years for the June Valuation. The reduction in the weighted average timing from January Valuation was driven by additional weighting placed on the early IPO scenario which reflected the proposed lead investment bank timeline received after the January Valuation.

The intervening events and factors discussed above and their resulting impact on the assumptions used in the valuations resulted in an increase in the fair value of common stock from December 31, 2015 to June 2016.

General

6.         We will contact you separately regarding your proposed graphics that we received in response to prior comment 28.

July 15, 2016

Response:        The Company will revise the proposed graphics in response to the Staff’s separate comments and will supplementally provide the Staff with copies of the graphics as revised.   The Company has included in the courtesy package referred to in the first paragraph of this letter a copy of the consent of Forrester Research, Inc.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

CC:                      Jeff T. Green, The Trade Desk, Inc.
W. Alex Voxman, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, PC

Damien Weiss, Wilson Sonsini Goodrich & Rosati, PC